SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 17, 2003

DATATRAK International, Inc.

(Exact name of registrant as specified in its charter)

Ohio	000-20699	34-1685364
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6150 Parkland Boulevard, Mayfield Heights, Ohio	44124
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (440) 443-0082

(Former Name or Former Address, if Changed Since Last Report)

Item 5.   Other Events.

DATATRAK International, Inc. (the "Company") has entered into a 12 month consulting arrangement with Neal G. Feagans. Mr. Feagans activities include assisting and advising the Company on various aspects of its investor relations program.

Effective April 21, 2003, the Company issued 30,000 restricted common shares to Mr. Feagans as consideration for his consulting services. The common shares were issued directly by the Company to Mr. Feagans in a transaction exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act'). Because the common shares are "restricted securities" under the Securities Act, such common shares can only be sold pursuant to a registered public offering or an exemption from registration under Rule 144 of the Securities Act.

In addition, effective May 27, 2003, the Company granted a stock option to Mr. Feagans to purchase 25,000 common shares at an exercise price of $2.64, the market price of the common shares on the date of grant. The option will become exercisable in equal amounts over a three-year period and expires on the tenth anniversary of the date of grant. The option was granted under the Company's Amended and Restated 1996 Key Employees and Consultants Stock Option Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DATATRAK INTERNATIONAL, INC.

Date: June 17, 2003   By: /s/ Terry C. Black

Terry C. Black
Vice President of Finance, Chief Financial
Officer, Treasurer and Assistant Secretary